Exhibit 99.2

RANDGOLD RESOURCES LIMITED (‘Randgold’)
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ISS AND GLASS LEWIS RECOMMEND RANDGOLD SHAREHOLDERS VOTE IN FAVOUR OF MERGER WITH BARRICK

London, 23 October 2018 — Institutional Shareholder Services (ISS) and Glass Lewis, both leading independent proxy advisory firms, have recommended that shareholders of Randgold vote FOR shareholder resolutions in relation to the proposed merger with Barrick Gold Corporation (NYSE:ABX)(TSX:ABX).

Shareholder questions and assistance

If you have any questions or require assistance voting your shares or ADSs, please contact our proxy solicitation agent, Georgeson LLC, at:

United Kingdom/other countries +44 (0)207 019 7005 (toll) or by email at mark.harwood@georgeson.com

USA/Canada on 1-866-216-0459 (toll-free) or by e-mail at randgoldads@georgeson.com.

Randgold Resources enquiries:

Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Details of the proposed merger and related documents can be found on Randgold’s website: www.randgoldresources.com